Filed by Li-Cycle Holdings Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Li-Cycle Receives Solar Impulse Label for 2021

Company recognized by Solar Impulse Foundation for its positive impact on the environment in a financially profitable way

TORONTO, Ontario (April 22, 2021) – Li-Cycle Corp. (“Li-Cycle” or “the Company”), an industry leader in lithium-ion battery resource recovery and the largest lithium-ion battery recycler in North America, today announced that it has been named to the Solar Impulse Foundation’s Beyond 1,000 solutions list for 2021.

The Solar Impulse Foundation, along with its experts and partners, have identified, assessed and labelled 1,000 technological solutions capable of protecting the environment in a financially profitable way. The technology solutions chosen are clean, efficient, cost-effective and available today, reducing the environmental impact of construction and mobility, industry and agriculture, water and energy consumption, while ensuring economic development and social prosperity. The Beyond 1,000 solutions list for 2021 is made up of products, processes, or services that work for both the environment and the economy.

Li-Cycle’s patented Spoke & Hub Technologies™ offer a low-cost, safe and environmentally friendly solution, and its industry-leading innovations have made it uniquely positioned to support a key element of the growing international movement towards zero carbon technologies.

“We are proud to be a recipient of the Solar Impulse Label for 2021 as we believe this achievement further validates our recent successes and highlights the promising future ahead for our lithium-ion resource recovery technology for both our business and the greater impact it has on the environment,” said Ajay Kochhar, President, CEO and Co-founder of Li-Cycle. “We have a great appreciation for what the Solar Impulse Foundation stands for and thank them for supporting our goal of closing the lithium-ion battery supply chain loop with our sustainable and circular solution that continues to gain momentum globally.”

Li-Cycle’s Spokes convert battery manufacturing scrap and end-of-life batteries into intermediate products, including “black mass”, a powder substance which contains a variety of metals, including lithium, cobalt and nickel. The Spokes will supply black mass to Li-Cycle’s future Hubs, the first of which is currently in late-stage development in Rochester, New York. The Hubs will process black mass through a hydrometallurgical circuit to produce critical, battery-grade materials, including lithium carbonate, cobalt sulphate and nickel sulphate, as well as other recycled materials that can be returned to the economy.

The imperative for economically and environmentally sustainable resource recycling is growing in lockstep with the rapid growth of battery manufacturing. Li-Cycle utilizes its proprietary Spoke & Hub Technologies™ to achieve the industry-leading recovery rate of up to 95% resource mass recovery and to produce the critical battery materials underpinning the global growth in electric vehicle production. Legacy recycling technologies have largely relied on thermal operations, which can emit harmful emissions and result in lower recovery rates. The Company’s two-stage battery recycling model enables customers to benefit from a safe and environmentally friendly solution for recycling all types of lithium-ion battery materials.

On February 16, 2021, Li-Cycle announced its entry into a definitive business combination agreement with Peridot Acquisition Corp. (NYSE: PDAC) (“Peridot”). Upon the closing of the business combination, which is expected in the second quarter of 2021, the combined company will be named Li-Cycle Holdings Corp. Li-Cycle intends to apply to list the common shares of the combined company on the New York Stock Exchange under the new ticker symbol, “LICY.”

The complete 2021 Solar Impulse Foundation list can be found here: https://solarimpulse.com/beyond-1000-solutions

About Li-Cycle Corp.

Li-Cycle is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

About Solar Impulse Foundation

The Solar Impulse Foundation is a non-profit organization founded by environmental visionary and explorer Bertrand Piccard and committed to identifying and vetting 1000 or more technological solutions that can protect the environment in a profitable way, and then bring them to decision makers to help them adopt more ambitious environmental targets and energy policies. For more information, visit www.solarimpulse.com.

CONTACTS

Investor Relations: investors@li-cycle.com

Press: media@li-cycle.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of

Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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